Exhibit 99.79

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

enCore Energy Corp. (“enCore” or the “Company”)

101 N. Shoreline Blvd, Suite 450
Corpus Christi, TX

78401

1.2	Executive Officer

For further information, please contact:

William M. Sheriff
Executive Chairman
Telephone: 972-333-2214

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On December 31, 2021, enCore and Azarga Uranium Corp. (“Azarga”) completed an arrangement by way of statutory plan of arrangement under the provisions of section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) and in accordance with the arrangement agreement entered into by enCore and Azarga dated September 7, 2021 pursuant to which enCore acquired all of the outstanding common shares of Azarga (the “Arrangement”). Following completion of the Arrangement, Azarga became a wholly-owned subsidiary of enCore. The Arrangement was approved by the shareholders of Azarga at a special meeting held on November 16, 2021 and Azarga obtained a final order in respect thereof from the Supreme Court of British Columbia on December 16, 2021.

Azarga is an integrated uranium exploration and development company that controls ten uranium projects and prospects in the United States of America (South Dakota, Wyoming, Utah and Colorado), with a primary focus of developing ISR uranium projects. The Dewey Burdock ISR uranium project in South Dakota, USA, which is Azarga Uranium’s initial development priority, has been issued its NRC License and Class III and Class V Underground Injection Control permits from the Environmental Protection Agency and Azarga is in the process of completing other major regulatory permit approvals necessary for the construction of the Dewey Burdock project.

For further details regarding the Arrangement, please refer to the management information circular of Azarga dated October 13, 2021 and filed on SEDAR (www.sedar.com) under the Azarga’s issuer profile on October 22, 2021.

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2.2	Acquisition Date

December 31, 2021.

2.3	Consideration

Upon the closing of the Arrangement, shareholders of Azarga became entitled to receive 0.375 common shares of enCore (each whole share, an “encore Share”) in exchange for each common share of Azarga (an “Azarga Share”) held immediately prior to the effective time of the Arrangement (the “Exchange Ratio”). As consideration for acquiring all of the Azarga Shares, enCore issued an aggregate of 95,419,852 enCore Shares to the former Azarga shareholders.

Outstanding and unexercised warrants and options to purchase Azarga Shares were deemed to be exchanged for options and warrants to purchase enCore Shares and were adjusted in accordance with their terms based on the Exchange Ratio.

2.4	Effect on Financial Position

The Arrangement consolidates an industry leading pipeline of exploration and development stage in-situ recovery (“ISR”) projects, including two production licenses and focused uranium projects in preferred, permittable United States jurisdictions and results in a significant increase to the combined mineral resources held by enCore.

enCore’s assets include the licensed Rosita & Kingsville production facilities in South Texas, the advanced-stage Dewey Burdock development project in South Dakota, which has been issued its key federal permits, the PEA-stage Gas Hills Project, located in Wyoming, and a dominant portfolio of large high quality ISR projects throughout Wyoming and New Mexico. The completion of the Arrangement is the second major acquisition by enCore within the past twelve months and represents a continuation of enCore’s strategy to create the leading United States ISR uranium producer.

With this acquisition complete and a strong cash position, work is underway to implement enCore’s operational gameplan:

●	South Texas based Rosita Plant modernization on schedule and on budget for a Q2/22 completion;

●	Expansion of Texas resource base for Rosita production;

●	Rosita project wellfield drilling underway;

●	NI 43-101 resource estimates and reclassification of historic resources nearing completion;

●	Implement an expanded community outreach strategy to develop long term mutually beneficial opportunities in New Mexico;

●	On-going non-core asset divestment;

●	Evaluation of and advancing future growth opportunities

With the completion of the transaction, additional work on projects previously held by Azarga will include:

●	Intensify and accelerate permitting related to the advancement of the Dewey Burdock project in South Dakota;

●	Initiate permitting to advance the Gas Hills project in Wyoming;

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●	Advance future development of the Aladdin and Dewey Terrace properties in Wyoming.

In connection with the Arrangement, Azarga’s common shares were delisted from the TSX at the close of business on January 5, 2022. An application for Azarga to cease to be a reporting issuer in all applicable jurisdictions in Canada has been filed.

2.5	Prior Valuations

To the knowledge of enCore, there has been no valuation opinion obtained within the last 12 months by enCore or Azarga required by securities legislation or a Canadian exchange or market to support the consideration paid by enCore in connection with the Arrangement.

2.6	Parties to Transaction

enCore and Azarga were parties to the Arrangement.

2.7	Date of Report

February 14, 2022.

Item 3	Financial Statements and Other Information

The following financial statements, together with the notes thereto, are included as schedules to this Report:

1.	The audited annual financial statements of Azarga for the year ended December 31, 2020 and 2019 are included as Schedule “A” hereto; and

2.	The unaudited interim financial statements of Azarga for the nine-month period ended September 30, 2021 and 2020, are included as Schedule “B’’ hereto.

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Schedule “A”

Audited Annual Financial Statements of Azarga

Azarga Uranium Corp.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

Tel: (604) 688-5421	BDO Canada LLP
Fax: (604) 688-5132	1100 Royal Centre
www.bdo.ca	1055 West Georgia Street, P.O. Box 11101 Vancouver, BC
V6E 3P3

Independent Auditor’s Report

To the Shareholders of Azarga Uranium Corp.

Opinion

We have audited the consolidated financial statements of Azarga Uranium Corp. (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the related consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, we do not provide a separate opinion on these matters.

Matter	Audit response
Impairment Indicator Assessment of Exploration and Evaluation Assets

The assessment by management of the existence of any impairment indicators as they relate to the Company’s exploration and evaluation assets (“E&E Assets”) is highly judgmental. In the event that indicators were identified, the resulting impairment test would involve the application of significant estimation by management.

We reviewed management’s impairment indicator assessment conducted in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources and obtained evidence to evaluate the completeness and accuracy of the information presented by management and the conclusions reached.

See Note 5 to the consolidated financial statements.

As no impairment charge is recognized in the consolidated financial statement for the year ended December 31, 2020, We evaluated management’s assertion that there are no indicators of impairment at year end, and that the E&E Assets held by the Company were not impaired. This assertion was considered in light of recent Preliminary Economic Assessment reports, changes within the uranium industry, the licenses held by the Company, the market capitalization of the Company and any other factors that would trigger an impairment indicator on the E&E Assets.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has not generated revenues from operations, is currently in the exploration and development stage, has an accumulated deficit of $29,129,578 and that there is no certainty that additional financing will be available to the Company at acceptable terms. These events or conditions, along with other matters as set forth in Note 1, indicate that material uncertainties exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion & Analysis (“the MD&A”).

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the MD&A prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Mark Zastre.

Chartered Professional Accountants Vancouver,
British Columbia
March 25, 2021

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information and going concern	5
2.	Basis of presentation	6
3.	Summary of significant accounting policies	8
4.	Segmented information	19
5.	Exploration and evaluation assets	20
6.	Loans payable	24
7.	Decommissioning liabilities	25
8.	Warrant liabilities	25
9.	Equity	26
10.	Share option reserve	30
11.	Administrative expenses	31
12.	Finance costs	32
13.	Discontinued operations	32
14.	Related party transactions and balances	33
15.	Financial instruments and risk management	35
16.	Capital risk management	39
17.	Commitments	40
18.	Supplemental cash flow information	41
19.	Non-controlling interest	42
20.	Deferred income tax	44
21.	Subsequent event	46

AZARGA URANIUM CORP.

Consolidated Statements of Financial Position

(Expressed in U.S. Dollars)

		As at December 31,
	Notes	2020	2019
ASSETS
Current assets
Cash		$2,400,060	$184,447
Other assets		59,499	23,913
Total current assets		2,459,559	208,360

Non-current assets
Restricted cash		952,472	22,716
Exploration and evaluation assets	5	42,621,402	41,440,616
Property, plant and equipment		65,261	67,577
Right-of-use assets		74,145	111,357
Total non-current assets		43,713,280	41,642,266
Total assets		$46,172,839	$41,850,626

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		$525,904	$793,864
Loans payable	6	101,284
Operating lease obligations		15,661	45,014
Total current liabilities		642,849	838,878

Non-current liabilities
Trade and other payables		55,000	70,000
Deferred income tax liabilities	20	3,277,193	3,112,193
Decommissioning liabilities	7	267,807	251,550
Lease obligations		63,548	70,445
Warrant liabilities	8	1,960,499	265,029
Total non-current liabilities		5,624,047	3,769,217
Total liabilities		6,266,896	4,608,095

Equity
Common shares	9	64,899,866	60,303,924
Contributed surplus	9	1,127,178	1,117,679
Share option reserve	10	3,008,477	2,809,429
Accumulated deficit		(29,129,578)	(26,988,501)
Total equity		39,905,943	37,242,531
Total liabilities and equity		$46,172,839	$41,850,626
Corporate information and going concern	1
Subsequent event	21

Approved by the Board of Directors of the Company:

“Joseph L. Havlin”, Director	“Matthew O’Kane”, Director

The accompanying notes are an integral part of these consolidated financial statements.

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AZARGA URANIUM CORP.

Consolidated Statements of Loss and Other Comprehensive Loss

(Expressed in U.S. Dollars)

		Year ended December 31,
	Notes	2020		2019
Administrative expenses	11		$(1,583,893)	$(1,943,285)
Foreign exchange loss			(36,582)	(93,382)
Impairment of exploration and evaluation assets	5			(2,422,398)
Loss from operations before undernoted			(1,620,475)	(4,459,065)
Finance costs	12		(109,007)	(9,734)
Unrealized (loss) gain on warrant liabilities	8		(246,595)	371,983
Loss before income tax			(1,976,077)	(4,096,816)
Deferred income tax (expense) recovery	20		(165,000)	122,000
Net loss from continuing operations			(2,141,077)	(3,974,816)
Net loss from discontinued operations	13			(3,763,180)
Net loss			$(2,141,077)	$(7,737,996)

Net loss attributable to:
Equity holders of the Company			$(2,141,077)	$(7,464,073)
Non-controlling interest	19			(273,923)
Net loss			$(2,141,077)	$(7,737,996)
			$(0.01)	$(0.02)
		$		$(0.02)
Basic and diluted loss per share			$(0.01)	$(0.04)
Weighted average number of common shares outstanding			195,740,974	181,477,536

Net loss
Other comprehensive income			$(2,141,077)	$(7,737,996)
Item that may be reclassified subsequently as profit or loss
Foreign currency translation adjustment				1,080,330
Total other comprehensive loss			$(2,141,077)	$(6,657,666)
Other comprehensive income attributable to:
Equity holders of the Company		$		$1,065,341
Non-controlling interest	19			14,989
Other comprehensive income		$		$1,080,330

The accompanying notes are an integral part of these consolidated financial statements.

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AZARGA URANIUM CORP.

Consolidated Statements of Changes in Equity

(Expressed in U.S. Dollars)

	Attributable to equity holders of the Company
	Number of	Common	Contributed	Share option	Foreign currency translation	Accumulated	Total	Non-controlling	Total
	shares	shares	surplus	reserve	reserve	deficit	equity	interest	equity
Balances, December 31, 2019	185,543,926	$60,303,924	$1,117,679	$2,809,429	$	$(26,988,501)	$37,242,531	$	$37,242,531
Issuance of shares for private placements	40,933,333	3,896,784					3,896,784		3,896,784
Issuance of shares on exercise of warrants	28,000	4,397					4,397		4,397
Issuance of shares on exercise of options	200,000	46,065		(34,338)			11,727		11,727
Issuance of shares to settle employee remuneration	1,750,000	267,845	(267,845)
Issuance of shares to settle trade and other payables	200,000	25,843					25,843		25,843
Issuance of shares to settle ESPP	2,523,754	300,008	(300,008)
Issuance of shares to settle DSA	466,432	55,000	(55,000)
Compensation to be settled by equity			632,352				632,352		632,352
Share-based compensation				233,386			233,386		233,386
Net loss for the year						(2,141,077)	(2,141,077)		(2,141,077)
Balances, December 31, 2020	231,645,445	$64,899,866	$1,127,178	$3,008,477	$	$(29,129,578)	$39,905,943	$	$39,905,943

	Attributable to equity holders of the Company
	Number of	Common	Contributed	Share option	Foreign currency translation	Accumulated	Total	Non-controlling	Total
	shares	shares	surplus	reserve	reserve	deficit	equity	interest	equity
Balances, December 31, 2018	169,833,806	$57,976,321	$1,001,818	$2,500,078	$(863,092)	$(18,973,266)	$41,641,859	$(494,477)	$41,147,382
Issuance of shares for private placement	13,106,046	1,871,110					1,871,110		1,871,110
Issuance of shares to settle employee remuneration	900,000	170,068	(170,068)
Issuance of shares to settle ESPP	1,380,521	231,424	(231,424)
Issuance of shares to settle DSA	323,553	55,001	(55,001)
Compensation to be settled by equity			572,354				572,354		572,354
Share-based compensation				309,351			309,351		309,351
NCI adjustment on acquisition of 23.1% of UrAsia					(202,249)	(551,162)	(753,411)	753,411
Net loss for the year						(7,464,073)	(7,464,073)	(273,923)	(7,737,996)
Other comprehensive income for the year					1,065,341		1,065,341	14,989	1,080,330
Balances, December 31, 2019	185,543,926	$60,303,924	$1,117,679	$2,809,429	$	$(26,988,501)	$37,242,531	$	$37,242,531

The accompanying notes are an integral part of these consolidated financial statements.

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AZARGA URANIUM CORP.

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

		Year ended December 31,
	Notes	2020	2019
OPERATING ACTIVITIES
Net loss from continuing operations Adjustments for:		$(2,141,077)	$(3,974,816)
Depreciation	11	39,528	44,560
Share-based compensation	10	233,386	252,790
Impairment of exploration and evaluation assets	5		2,422,398
Unrealized loss (gain) on warrant liabilities	8	246,595	(371,983)
Deferred income tax expense (recovery)	20	165,000	(122,000)
Equity compensation expense	9	632,352	572,354
Finance costs	12	109,007	9,734
Unrealized foreign exchange loss		70,804	12,277
Operating cash flows before changes in non-cash working capital items		(644,405)	(1,154,686)
Change in other assets		(35,586)	2,897
Change in trade and other payables		(300,992)	(296,541)
Net cash used in operating activities of continuing operations		(980,983)	(1,448,330)
Net cash used in operating activities of discontinued operations			(41,176)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets, net	5	(1,164,529)	(1,314,974)
Sale of property, plant and equipment			1,126
Restricted cash		(929,733)
Reclamation bonds			99,000
Net cash used in investing activities of continuing operations		(2,094,262)	(1,214,848)
Net cash generated by investing activities of discontinued operations			99,700

FINANCING ACTIVITIES
Proceeds from issuance of common shares	9	5,859,678	2,266,169
Share issue costs	9	(572,411)	(16,553)
Exercise of warrants	9	4,397
Exercise of stock options	9	11,727
Loan proceeds	6	1,741,011
Repayment of loans	6	(1,752,627)
Net cash generated by financing activities of continuing operations		5,291,775	2,249,616
Net cash generated by financing activities of discontinued operations			191,409
Effect of foreign exchange rate changes on cash		(917)	(3,925)
Change in cash from continuing operations		2,215,613	(417,487)
Increase in cash from discontinued operations			249,933
Cash, beginning of year		184,447	352,001
Cash, end of year		$2,400,060	$184,447

Supplemental cash flow information, see Note 18

The accompanying notes are an integral part of these consolidated financial statements.

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AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

1.	CORPORATE INFORMATION AND GOING CONCERN

Azarga Uranium Corp. (“Azarga Uranium”) was incorporated on February 10, 1984 under the laws of the Province of British Columbia, Canada. Azarga Uranium’s common shares are publicly traded on the Toronto Stock Exchange (“TSX”) (Symbol: AZZ), the Frankfurt Stock Exchange (Symbol: P8AA), and the OTCQB Venture Market (Symbol: AZZUF). Azarga Uranium, together with its subsidiaries (collectively referred to as the “Company”), is an integrated uranium exploration and development company.

The Company controls uranium properties located in the United States of America (“USA”) with a primary focus of developing in-situ recovery uranium projects. The Company’s Dewey Burdock Project, located in South Dakota, USA, is the Company’s initial development priority. The Company also owns uranium projects in Wyoming, Colorado, and Utah.

The Company’s corporate and registered and records office address is Unit 1- 15782 Marine Drive, White Rock, BC, V4B 1E6.

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they fall due. To date, the Company has not generated revenues from operations and is currently in the exploration and development stage. As at December 31, 2020, the Company had working capital of $1,816,710 and an accumulated deficit of $29,129,578 and will continue incurring losses for the foreseeable future. Additional funding will be required by the Company to complete its strategic objectives and continue as a going concern. There is no certainty that additional financing, at terms that are acceptable to the Company, will be available. The Company has successfully raised financing in the past and will continue to assess available alternatives; however, there is no assurance that the Company will be able to raise additional funds in the future. These material uncertainties cast significant doubt on the Company’s ability to continue as a going concern.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, has adversely affected workforces, economies, and financial markets globally. To date, this pandemic has had a limited impact on the Company’s operations as the Company has continued to advance permitting on its Dewey Burdock project and raise capital. However, it is not possible for the Company to ultimately predict the duration or magnitude of the adverse impacts of the outbreak and its effects on the Company’s business or ability to raise funds.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

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AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

2.	BASIS OF PRESENTATION

2.1	Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements for the year ended December 31, 2020 were approved and authorized for issue by the Company’s Board of Directors on March 25, 2021.

2.2	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments which are measured at fair value. The Company’s financial instruments are further disclosed in Note 15.

2.3	Presentation currency

These consolidated financial statements are presented in United States Dollars, unless otherwise indicated. All references to $ refer to the United States Dollar and all references to C$ refer to the Canadian Dollar.

2.4	Significant accounting judgments and estimates

Information about judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Liquidity and going concern assumption

In the determination of the Company’s ability to meet its ongoing obligations and future contractual commitments, management relies on the Company’s planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operations on an ongoing basis and its expansionary plans. The key inputs used by the Company in this process include forecasted capital deployment, progress on permitting, results from the exploration and development of its properties and general industry conditions. Changes in these inputs may alter the Company’s ability to meet its ongoing obligations and future contractual commitments and could result in adjustments to the amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern, see Note 1.

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AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

2.	BASIS OF PRESENTATION (Continued)

2.4	Significant accounting judgments and estimates (Continued)

Indicators of impairment of exploration and evaluation assets

In accordance with the Company’s accounting policy for its exploration and evaluation assets, expenditures on its uranium properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of uranium. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of its properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Carrying value of exploration and evaluation assets

If any indicators of impairment are noted, then management reviews the carrying value of the Company’s exploration and evaluation assets to determine whether an impairment charge should be recorded on any of its projects. Management determines the recoverable amount of its individual exploration and evaluation assets using the higher of fair value less costs to sell or value-in-use. This determination and the individual assumptions require that management decide whether impairment should be recorded based on the best available information at each reporting period. Changes in these assumptions may alter the results of impairment testing. Impairment charges are recognized in profit or loss and the resulting carrying amounts of assets.

During the year ended December 31, 2019, the Company recorded an impairment charge of $4,140,444 on its Kyzyl Ompul project in Kyrgyzstan and an impairment charge of $2,422,398 on its Centennial project in Colorado, see Note 5.

During the year ended December 31, 2020, the Company did not record any further impairment charges.

Capitalization of exploration and evaluation costs

Management has determined that exploration and evaluation costs incurred or acquired during the year will have future economic benefits and are economically recoverable. In making this judgment, management has assessed various sources of information including, but not limited to, the geologic and metallurgic information, scoping studies, preliminary economic assessments, proximity of operating facilities, operating management expertise and existing permits.

Page | 7

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis of consolidation

The consolidated financial statements include the financial statements of Azarga Uranium and its controlled subsidiaries.

Name of subsidiary	Place of incorporation	Ownership interest at December 31, 2020	Principal activity

Powertech (USA) Inc.	USA	100%	Operating uranium exploration company
Ucolo Exploration Corp.	USA	100%	Operating uranium exploration company
UrAsia in Kyrgyzstan LLC *	Kyrgyz Republic	0%	Operating uranium exploration company
URZ Energy Corp.	Canada	100%	Holding company
Azarga Resources Limited	BVI	100%	Holding company
Azarga Resources (Hong Kong) Limited	Hong Kong	100%	Holding company
Azarga Resources Canada Ltd.	Canada	100%	Holding company
Azarga Resources USA Company	USA	100%	Holding company

*	sold in October 2019, see Note 5

The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income or loss from the effective date of acquisition or up to the effective date of disposal, as appropriate. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

Page | 8

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2	Foreign currency translation

The functional currency of each entity is determined by the currency of the primary economic environment in which the entity operates. The functional currency of each entity is the United States Dollar, with the exception of the Company’s previously owned subsidiary UrAsia in Kyrgyzstan LLC, whose functional currency was the Kyrgyz Som.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried atthe exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the consolidated statements of profit or loss and other comprehensive income or loss in the period in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income or loss in the consolidated statements of profit or loss and other comprehensive income or loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income or loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Parent and subsidiary companies

The financial position and results of operations whose functional currency is different from the presentation currency are translated as follows:

●	Assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

●	Income and expenses are translated at the average exchange rates for the period.

Exchange differences are transferred directly to other comprehensive income or loss and are included in a separate component of shareholders’ equity titled foreign currency translation reserve. These differences are recognized in profit or loss in the period in which the subsidiary is disposed of.

Page | 9

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.3	Restricted cash

Restricted cash consists of deposits held for collateral pursuant to bonds provided to state and federal authorities in connection with exploration and evaluation property activities. The Company makes such cash deposits for restoration provisions related to rehabilitation obligations.

3.4	Property, plant and equipment

Property, plant and equipment (“PPE”) includes the Company’s machinery and equipment, office equipment, furniture and fixtures, vehicles and buildings. PPE is stated at cost less accumulated depreciation and accumulated impairment losses.

Initial recognition

The cost of an item of PPE consists of the purchase price or construction cost, including vendor prepayments, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, borrowing costs during construction, if applicable, and the estimated costs associated with dismantling and removing the assets.

Depreciation

Depreciation is recorded based on the cost of an item of PPE, less its estimated residual value, using the straight-line method over the following estimated useful lives:

●	Machinery and equipment	5 to 10 years
●	Vehicles	3 years
●	Office equipment	3 to 5 years
●	Furniture and fixtures	4 to 5 years
●	Building	10 to 40 years

When major components of an item of PPE have different useful lives, they are accounted for as separate items of PPE and depreciated as per each component’s useful life.

The cost of replacing a component of PPE is recognized as part of the carrying value of the item if it is probable that the future economic benefit will flow to the Company and its cost can be measured. The carrying amount of the replaced component is derecognized.

Page | 10

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.4	Property, plant and equipment (Continued)

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

The Company conducts an annual assessment of the residual balances, estimated useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

3.5	Exploration and evaluation assets

Exploration and evaluation expenditures are recognized as assets in the period in which they are incurred once the legal right to explore a property has been acquired. This includes any acquisition costs associated with such property. These direct expenditures include such costs as drilling/engineering, salaries and consulting, rehabilitation costs and license fees, inclusive of land payments and claims maintenance. Costs not directly attributable to exploration and evaluation activities, including general and administrative overhead costs, are expensed in the period in which they occur. Payments received by the Company from exploration and evaluation partners are credited to the capitalized cost of the exploration and evaluation asset. If the payments received exceed the capitalized cost of the exploration and evaluation asset, the excess is recognized as a gain.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. Any such impairment charges are recognized in profit or loss.

Once the technical feasibility and commercial viability of extracting the resource has been determined and management plans to develop the property, the property will be considered a mine under development and will be classified as “mines under construction” in the consolidated statement of financial position. As part of the reclassification, “mines under construction” will be tested for impairment.

Page | 11

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.6	Rehabilitation provisions

The Company recognizes provisions for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of environmental disturbances caused by exploration and evaluation activities. The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites. Initially, a provision for a decommissioning liability is recognized as its present value in the period in which it is incurred. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation.

3.7	Taxation

Income tax expense represents the sum of current and deferred income tax.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute current income taxes for each jurisdiction in which the Company operates, are those that are substantively enacted at the end of each reporting period. The Company incurred no current income taxes for the years ended December 31, 2020 and 2019.

Deferred income tax

Deferred income tax is provided for using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Page | 12

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.7	Taxation (Continued)

Deferred income tax (Continued)

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●	Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, investor or co-venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and tax losses can be utilized except:

●	Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been substantively enacted at the end of each reporting period.

Page | 13

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.7	Taxation (Continued)

Deferred income tax (Continued)

In consolidated financial statements, temporary differences are determined by comparing the carrying amounts of assets and liabilities in the consolidated financial statements with the appropriate tax base. The tax base is determined by reference to the tax returns of each entity in the group.

Deferred income tax relating to items recognized directly in equity or other comprehensive income or loss are recognized in equity and not in profit or loss or other comprehensive income or loss.

Deferred income tax assets and liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

3.8	Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Page | 14

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.8	Financial Instruments (Continued)

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of profit or loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income or loss.

Financial assets at FVTOCI

Financial assets, such as investments in equity instruments, classified at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income or loss.

3.9	Derivative financial instruments

The Company may issue or hold compound financial instruments with embedded derivatives. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

●	When the economic risks and characteristics of the embedded derivative are not closely related to those of the host contract;

●	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

●	The entire instrument is not measured at fair value with changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income or loss.

Financial assets

The Company designates financial assets with embedded derivatives as FVTPL on the initial recognition and accordingly does not bifurcate between the host contract and the embedded derivative. The embedded derivative is measured at each reporting period using an appropriate valuation model with changes in the fair value being recognized immediately in profit or loss.

Page | 15

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.9	Derivative financial instruments (Continued)

Financial liabilities

The Company designates certain financial liabilities with embedded derivatives as FVTPL on the initial recognition and accordingly does not bifurcate between the host contract and the embedded derivative. However, other financial liabilities with embedded derivatives are bifurcated depending on the instrument. In the case of the latter, the debt host component is classified as other financial liabilities and is measured at amortized cost using the effective interest rate method. The embedded derivatives are classified as FVTPL and all changes in fair value are recorded in profit or loss. The difference between the debt host component and the principal amount of the loan outstanding is recorded as profit or loss over the expected life of the financial liabilities.

3.10	Impairment of financial assets

Assets carried at amortized cost

At the end of each reporting period, the Company assesses whether a financial asset is impaired.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment and the amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

3.11	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Page | 16

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.11	Impairment of non-financial assets (Continued)

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing fair value less costs to sell, recent market transactions are taken into account. The Company also considers the results of an appropriate valuation model, which would generally be determined based on the present value of estimated future cash flows arising from the continued use and eventual disposal of the asset. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market and the risks specific to the asset.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and the impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount is increased to the revised estimate of its recoverable amount, but not above the original carrying amount.

3.12	Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or the Company has transferred substantially all the risks and rewards of ownership. On derecognition, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the underlying contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss, unless the financial liability is settled with the Company’s shares, in which case it is recognized in profit or loss or equity.

3.13	Common shares

Common shares are classified as equity. Costs directly attributable to the issuance of common shares are shown in equity as a reduction, net of tax, of the proceeds.

3.14	Share purchase warrants

Share purchase warrants are considered a derivative liability, as the currency denomination of the exercise price is different from the functional currency of the Company. As a result, the fair value of the share purchase warrants are calculated on the issuance date using the Black Scholes option pricing model. Any foreign exchange or change in the fair value of the warrant subsequent to the initial recognition is recorded in profit or loss.

Page | 17

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.15	Share-based compensation

Where equity-settled share options are granted to employees, inclusive of directors of the Company, the fair value of the options granted is measured using the Black-Scholes option pricing model and is charged to the statement of profit or loss or capitalized to exploration and evaluation assets over the vesting period. An individual is classified as an employee when the individual is an employee for legal or tax purposes (a “direct employee”) or provides services similar to those performed by a direct employee. Certain employees of the Company receive a portion of their remuneration in the form of share-based payments.

Where equity-settled share options are granted to non-employees, they are measured at the fair value of the goods or services received. However, if the value of goods or services received in exchange for the options cannot be reliably estimated, the options are measured using the Black-Scholes option pricing model.

All equity-settled share-based compensation is reflected in share option reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share option reserve is credited to common shares, together with any consideration received.

3.16	Loss per share

Basic loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted loss per share is calculated by adjusting the net loss attributable to equity holders of the Company and the weighted average number of shares outstanding for the effects of all dilutive share equivalents. The Company’s dilutive share equivalents include stock options and share purchase warrants.

In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and share purchase warrants on loss per share would be anti-dilutive.

3.17	Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Page | 18

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.18	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive management that makes strategic decisions.

3.19	New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of December 31, 2020 and have not been applied in preparing these consolidated financial statements.

Effective for annual periods beginning on or after January 1, 2023:

●	Amendments to IAS 1 Presentation of Financial Statements, clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity.

The Company has not early adopted this revised standard and this standard is not expected to have a material effect on the consolidated financial statements.

4.	SEGMENTED INFORMATION

The Company operates in one business and geographical segment being the exploration and development of uranium properties in the USA. Total assets attributable to the geographical location relate primarily to exploration and evaluation assets which are disclosed in Note 5.

Page | 19

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

5.	EXPLORATION AND EVALUATION ASSETS

	South Dakota	Wyoming			Colorado		Utah	Kyrgyz Republic Kyzyl
	Dewey Burdock	Gas Hills	Juniper Ridge	Other	Centennial	JB	Ticaboo	Ompul	Total
Balance, December 31, 2019	$27,750,988	$8,832,441	$2,822,377	$1,098,011	$	$446,594	$490,205	$	$41,440,616
Salaries and consulting	275,837	113,234	11,560	60,304		14,000	43,450		518,385
License fees	364,638	109,703	23,718	133,381		11,006	5,698		648,144
Decommissioning liabilities		10,331					5,926		16,257
Recoveries							(2,000)		(2,000)
Balance, December 31, 2020	$28,391,463	$9,065,709	$2,857,655	$1,291,696	$	$471,600	$543,279	$	$42,621,402

	South Dakota	Wyoming			Colorado			Utah	Kyrgyz Republic Kyzyl
	Dewey Burdock	Gas Hills	Juniper Ridge	Other	Centennial		JB	Ticaboo	Ompul	Total
Balance, December 31, 2018	$26,908,029	$8,634,378	$2,747,392	$911,128		$2,379,738	$427,716	$463,002	$4,225,090	$46,696,473
Salaries and consulting	468,525	78,819	50,743	43,504		21,000	7,000	12,833	17,940	700,364
License fees	342,758	104,756	23,370	140,762		6,000	11,006	5,898	67,810	702,360
Decommissioning liabilities		12,308				11,607		8,292		32,207
Share-based compensation	31,676	2,180	872	2,617		4,053	872	2,180	12,111	56,561
Depreciation									2,943	2,943
Option payments received									(130,000)	(130,000)
Recoveries								(2,000)	(25,779)	(27,779)
Currency translation effect									(29,671)	(29,671)
Impairment						(2,422,398)			(4,140,444)	(6,562,842)
Balance, December 31, 2019	$27,750,988	$8,832,441	$2,822,377	$1,098,011	$		$446,594	$490,205	$	$41,440,616

Page | 20

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

5.1	Dewey Burdock Project, South Dakota

The Dewey Burdock Project is an in-situ recovery uranium project located in the Edgemont uranium district in South Dakota. The Dewey Burdock Project is the Company’s initial development priority.

In 2006, the Company entered into an option agreement to purchase mineral rights on certain areas of the Dewey Burdock Project for consideration of $200,000 plus contingent payments of $750,000 payable in four equal instalments of $187,500 commencing 12 months subsequent to the receipt of all regulatory permits and licenses allowing uranium production on the area of the Dewey Burdock Project pertaining to these mineral interests. The Company has disclosed these contingent amounts as a commitment in Note 17.

In 2008, the Company entered into an option agreement to purchase mineral rights on certain areas of the Dewey Burdock Project for consideration of $600,000 plus contingent payments of $1,300,000. On October 31, 2018, the Company entered into an amending agreement whereby the $1,300,000 contingent payments are payable as follows: $31,250 on signing the amending agreement; nine payments of$31,250 payable each May 31 and October 1; and ten payments of $98,750 payable thereafter each May 31 and October 1 with the final payment of $98,750 being made on May 31, 2028. If the Company receives all regulatory permits and licenses allowing uranium production on the area of the Dewey Burdock Project pertaining to these mineral interests before completion of the aforementioned payments, then the balance of payments owing shall be payable in four equal installments annually beginning one year from that date with a minimum payment of $98,750 a year until paid in full. The Company has disclosed these contingent amounts as a commitment in Note 17.

5.2	Centennial Project, Colorado

The Centennial Uranium Project is located in the western part of Weld County in northeastern Colorado.

In 2006, the Company entered into an option agreement, as amended, to purchase uranium rights on certain areas of the Centennial Project for consideration of $1,895,000 plus contingent payments of $3,165,000. Pursuant to the agreement, the contingent payments are payable upon receipt of regulatory permits and licenses allowing uranium production on the area of the Centennial Project pertaining to these uranium interests. Further, unless otherwise agreed, if the Company does not obtain such permits and licenses by September 27, 2019, the uranium rights, at the option of the seller, can be transferred back to the seller. To date, the Company has neither obtained the required regulatory permits and licenses nor has the Company been able to renegotiate the option agreement. However, the Company is attempting to renegotiate the option agreement and the seller has not exercised its option to have the uranium rights transferred back

Page | 21

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

5.2	Centennial Project, Colorado (Continued)

As a result of the uncertainty surrounding this option agreement, which represents 5,760 of the 6,238 mineral acres at the Centennial Project, significant doubt over the future recoverability of the carrying value exists. Accordingly, during the year ended December 31, 2019, the Company recognized an impairment charge of $2,422,398 for the Centennial Project.

The Company has disclosed the contingent amount of $3,165,000 as a commitment in Note 17.

5.3	Kyzyl Ompul Project, Kyrgyz Republic

In October 2019, the Company sold its interest in UrAsia in Kyrgyzstan Limited Liability Company (“UrAsia”) to Central Asian Uranium Company Limited Liability Company (“Central”). UrAsia held a 100% interest in the Kyzyl Ompul Project.

In April 2018, as amended, UrAsia entered into an earn-in agreement (the “Earn-in Agreement”) with Central pursuant to which Central had an option to earn a 100% interest in the Kyzyl Ompul Project in exchange for $5,850,000 in cash payments and a commitment to fund $1,500,000 of exploration and development expenditures through December 1, 2020. During the year ended December 31, 2019, Central made cash payments of $130,000 to the Company under the Earn-in Agreement.

In May 2019, the Kyrgyz Republic’s parliament voted to ban uranium exploration and mining in the country. The Kyzyl Ompul Project exploration license was subsequently suspended due to force majeure circumstances, among other reasons, resulting from the Kyrgyz Republic government’s actions. The Company determined that these events in the Kyrgyz Republic cast significant doubt over the future validity of the Company’s exploration license on the Kyzyl Ompul Project as well as on the future cash flows expected under the Earn-in Agreement. Accordingly, during the year ended December 31, 2019, the Company recognized an impairment charge of $4,140,444 for the Kyzyl Ompul Project.

Page | 22

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

5.3	Kyzyl Ompul Project, Kyrgyz Republic (Continued)

In October 2019, the Company sold its 93.1% interest in UrAsia for cash consideration of $232,750. In addition, UrAsia granted the Company a 1.862% net smelter return royalty on any future uranium production from the Kyzyl Ompul Project up to $4,655,000.

Consideration received
Cash*	$192,250
NSR royalty **
Total	$192,250
Net assets (liabilities) sold
Cash	$841
Restricted cash	17,314
Exploration and evaluation assets***
Property, plant and equipment	13,091
Trade and other payables	(338,169)
Total	$(306,923)
Gain on sale ofUrAsia	$499,173

*	the cash consideration has been grossed up to 100% and adjusted for the cash consideration of $57,750 not received

**	the Company did not assign a value to the 1.862% net smelter return royalty due to the uncertainty over its realization.

***	As described above, the Company recognized a full impairment charge of the Kyzyl Ompul Project prior to the sale of UrAsia. Accordingly, the net book value of exploration and evaluation assets at the time of sale was $Nil.

Page | 23

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

6.	LOANS PAYABLE

	Year ended December 31,
	2020		2019
Balance, beginning of year	$		$
Loan proceeds		1,741,011
Interest expense		101,382
Foreign exchange loss		11,518
Repayments		(1,752,627)
Balance, end of year		$101,284	$

During the year ended December 31, 2020, the Company received short-term loans of $1,445,089 from arm’s length parties and $195,297 (C$250,000) from a company controlled by the Corporate Secretary of the Company. All loans bore interest at 12% per annum and were unsecured. During the year ended December 31, 2020, the Company recorded interest expense of $100,723 ($3,873 of which pertained to the related party) in relation to these loans. In December 2020, the Company repaid all principal and interest totaling $1,752,627.

In May 2020, the Company received a loan under the USA Payroll Protection Plan (“PPP”) of $100,625 that bears interest at 1% per annum and matures May 3, 2022. In accordance with the terms of the PPP, the Company applied for forgiveness of the principal and interest in November 2020 and expects the amounts to be forgiven. During the year ended December 31, 2020, the Company recorded interest expense of $659 in relation to this loan.

Page | 24

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

7.	DECOMMISSIONING LIABILITIES

	Year ended December 31,
	2020	2019
Balance, beginning of year	$251,550	$223,442
Accretion	16,257	28,108
Balance, end of year	$267,807	$251,550

Decommissioning liabilities include the net present value of the estimated cost of reclaiming exploration ground on the Company’s Centennial, Gas Hills and Ticaboo projects. The Company has no material restoration, rehabilitation and environmental obligations on its other uranium projects as environmental disturbance to date has been minimal or reclamation has been completed.

8.	WARRANT LIABILITIES

	Year ended December 31,
	2020	2019
Balance, beginning of year	$265,029	$247,654
Issuance of warrants - private placements	1,390,483	378,506
Unrealized loss (gain) on revaluation	246,595	(371,983)
Currency translation effect	58,392	10,852
Balance, end of year	$1,960,499	$265,029

Warrant liabilities were revalued as at December 31, 2020 and 2019 using the Black-Scholes option pricing model with the following assumptions: a risk free interest rate of 0.20% (2019 - 1.68%); an expected volatility of 78.3% (2019 - 61.8%); an expected life of 1-2 years (2019 - 1-3 years); a forfeiture rate of zero (2019 - zero); an expected dividend of zero (2019 - zero); and an exchange rate of$1/C$1.2732 (2019-$1/C$1.2988).

Page | 25

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

9.	EQUITY

9.1	Authorized share capital

The Company has authorized the issuance of an unlimited number of common and preferred shares with no par value. As at December 31, 2020 and 2019, the Company had 231,645,445 and 185,543,926 common shares outstanding, respectively, and no preferred shares were outstanding.

9.2	Issued share capital

During the year ended December 31, 2020, the Company completed the following equity transactions:

●	In April 2020, the Company closed a non-brokered private placement for gross proceeds of $1,165,998 (C$1,640,000) through the issuance of 10,933,333 units at a price of C$0.15 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share at a price of C$0.20 per share until April 17, 2023.

The warrants were valued on a fair value basis at $325,235 using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.36%; an expected volatility of 72.4%; an expected life of 3 years; a forfeiture rate of zero; an expected dividend of zero; and an exchange rate of $1/C$ 1.4037.

The Company paid cash finder’s fees of $24,380.

●	In July 2020, the Company issued 1,750,000 common shares to settle $267,845 of outstanding employee remuneration. As a result, $267,845 was reclassified from contributed surplus to share capital.

●	In July 2020, the Company issued 200,000 common shares to settle $25,843 of trade and other payables.

●	In December 2020, the Company issued 28,000 common shares on the exercise of warrants for gross proceeds of $4,397.

●	In December 2020, the Company issued 200,000 common shares on the exercise of stock options for gross proceeds of $11,727. On exercise, the Company recorded an allocation of $34,338 from share option reserve to common shares.

Page | 26

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

9.	EQUITY (Continued)

9.2	Issued share capital (Continued)

●	In December 2020, the Company closed a bought deal prospectus offering for gross proceeds of$4,693,680 (C$6,000,000) through the issuance of30,000,000 units ata price of C$0.20 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share at a price of C$0.28 per share until December 31, 2022.

The warrants were valued on a fair value basis at $1,065,248 using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.20%; an expected volatility of 78.3%; an expected life of 2 years; a forfeiture rate of zero; an expected dividend of zero; and an exchange rate of $1/C$ 1.2732.

The Company paid cash finder’s fees of $360,396 and other share issue costs of $187,635.

●	During the year ended December 31, 2020, the Company issued 2,523,754 common shares to settle $300,008 owing pursuant to the Company’s employee share purchase plan (“ESPP”) and 466,432 common shares to settle $55,000 owing pursuant to the Company’s director services agreements (“DSA”).

During the year ended December 31, 2019, the Company completed the following equity transactions:

●	In March 2019, the Company closed a non-brokered private placement for gross proceeds of $2,266,169 (C$3,014,391) through the issuance of 13,106,046 units at a price of C$0.23 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share at a price of C$0.31 per share until March 20, 2022.

The warrants were valued on a fair value basis at $378,506 using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 1.61%; an expected volatility of 63.4%; an expected life of 3 years; a forfeiture rate of zero; an expected dividend of zero; and an exchange rate of $1/C$1.3335.

The Company paid cash finder’s fees of $5,696 and other share issue costs of$10,857.

●	In July 2019, the Company issued 900,000 common shares to settle $170,068 of outstanding employee remuneration. As a result, $170,068 was reclassified from contributed surplus to share capital.

Page | 27

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

9.	EQUITY (Continued)

9.2	Issued share capital (Continued)

●	During the year ended December 31, 2019, the Company issued 1,380,521 common shares to settle $231,424 owing pursuant to the Company’s ESPP and 323,553 common shares to settle $55,001 owing pursuant to the Company’s DSA.

9.3	Share purchase warrants

The continuity of share purchase warrants for the year ended December 31, 2020 is as follows:

Expiry date	Exercise price C$	Balance, December 31, 2019	Issued	Exercised	Expired	Balance, December 31, 2020
July 27, 2020	$0.36	2,333,968			(2,333,968)
December 22, 2020	$0.35	1,567,500			(1,567,500)
March 20, 2022	$0.31	6,553,022				6,553,022
December 31, 2022	$0.28		15,000,000			15,000,000
April 17, 2023	$0.20		5,466,665	(28,000)		5,438,665
		10,454,490	20,466,665	(28,000)	(3,901,468)	26,991,687
Weighted average exercise price (C$)		$0.33	$0.26	$0.20	$0.36	$0.27

As at December 31, 2020, all share purchase warrants were exercisable.

The weighted average remaining contractual life is 1.87 years.

The continuity of share purchase warrants for the year ended December 31, 2019 is as follows:

Expiry date	Exercise price C$	Balance, December 31, 2018	Issued	Exercised	Expired	Balance, December 31, 2019
June 19, 2019	$0.375	2,304,184			(2,304,184)
September 23, 2019	$0.35	4,621,665			(4,621,665)
July 27, 2020	$0.36	2,333,968				2,333,968
December 22, 2020	$0.35	1,567,500				1,567,500
March 20, 2022	$0.31		6,553,022			6,553,022
		10,827,317	6,553,022		(6,925,849)	10,454,490
Weighted average exercise price (C$)		$0.36	$0.31	$-	$0.36	$0.33

Page | 28

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

9.	EQUITY (Continued)

9.4	Equity settled compensation arrangements

ESPP

In 2015, the Company adopted an ESPP, as amended. The Company is authorized to issue up to 9,000,000 common shares pursuant to the terms and conditions of the ESPP. Employees, who elect to participate in the ESPP, can contribute up to 50% of their salary (the “Employee Contribution”). The Company will then match 66.67% of the Employee’s Contribution (the “Matching Contribution”). The purchase price of the common shares is calculated based on the five-day volume weighted average trading price of the common shares on the TSX immediately preceding the end of each calendar quarter. The Employee Contribution and the Matching Contribution are expensed in the period in which they are incurred with the offsetting amount being recorded in contributed surplus until the common shares are issued.

For the year ended December 31, 2020 and 2019, Employee Contributions totaled $187,500 and $149,701, respectively, and Matching Contributions totaled $125,008 and $99,807, respectively. As at December 31, 2020, a cumulative total of 7,586,444 common shares had been issued pursuant to the ESPP. Subsequent to December 31, 2020, the Company issued additional common shares pursuant to the ESPP, see Note 21.

DSA

In 2015, the Company adopted the DSA, as amended. The Company is authorized to issue up to 3,500,000 common shares pursuantto the terms and conditions of the DSA. Directors who elect to participate in the DSA contribute 50% of their director fee/salary to the ESPP and the remaining 50% of their director fee/salary is settled through the issuance of common shares in accordance with the DSA. The purchase price of the common shares is calculated based on the five-day volume weighted average trading price of the common shares on the TSX immediately preceding the end of each calendar quarter. Amounts settled in accordance with the DSA are expensed in the period in which they are incurred with the offsetting amount being recorded in contributed surplus until the common shares are issued.

For the year ended December 31, 2020 and 2019, $55,000 and $55,001, respectively, were expensed under the DSA. As at December 31, 2020, a cumulative total of 2,023,026 common shares had been issued pursuantto the DSA. Subsequentto December 31, 2020, the Company issued additional common shares pursuant to the DSA, see Note 21.

Page | 29

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

10.	SHARE OPTION RESERVE

10.1	Stock option plan

The Company has a rolling stock option plan, which permits the Board of Directors of the Company to grant stock options for up to 10% of the outstanding common shares of the Company. The exercise price of an option shall not be less than the discounted market price at the time of granting as prescribed by the policies of the TSX. The maximum term of the stock options is ten years from the grant date. Vesting terms are at the discretion of the Board of Directors.

10.2	Stock option continuity

The continuity of stock options for the year ended December 31, 2020 is as follows:

Expiry date	Exercise price C$	Balance, December 31, 2019	Issued	Exercised	Expired/ Forfeited	Balance, December 31, 2020
May 19, 2020	$0.335	930,000			(930,000)
May 19, 2021	$0.36	1,130,000			(20,000)	1,110,000
May 16, 2022	$0.32	1,995,000			(20,000)	1,975,000
August 22, 2023	$0.24	3,692,500			(30,000)	3,662,500
May 23, 2024	$0.23	2,395,000				2,395,000
May 19, 2025	$0.175		2,787,000			2,787,000
March 14, 2027	$0.075	4,480,000		(200,000)		4,280,000
		14,622,500	2,787,000	(200,000)	(1,000,000)	16,209,500
Weighted average exercise price (C$)		$0.21	$0.18	$0.08	$0.33	$0.20

As at December 31, 2020, 13,553,167 stock options were exercisable. The weighted average remaining contractual life is 3.68 years.

The continuity of stock options for the year ended December 31, 2019 is as follows:

Expiry date	Exercise price C$	Balance, December 31, 2018	Issued	Exercised	Expired/ Forfeited	Balance, December 31, 2019
October 27, 2019	$1.20	393,336			(393,336)
May 19, 2020	$0.335	1,015,000			(85,000)	930,000
May 19, 2021	$0.36	1,165,000			(35,000)	1,130,000
May 16, 2022	$0.32	2,040,000			(45,000)	1,995,000
August 22, 2023	$0.24	3,692,500				3,692,500
May 23, 2024	$0.23		2,395,000			2,395,000
March 14, 2027	$0.Q75	4,480,000				4,480,000
		12,785,836	2,395,000		(558,336)	14,622,500
Weighted average exercise price (C$)		$0.24	$0.23	$-	$0.94	$0.21

Page | 30

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

10.	SHARE OPTION RESERVE (Continued)

10.3	Share-based compensation

During the year ended December 31, 2020 and 2019, the Company recognized share-based compensation expense of $233,386 and $309,351, respectively, of which $233,386 and $252,790, respectively was allocated to administrative expenses and $Nil and $56,561, respectively was allocated to exploration and evaluation assets.

In May 2020, the Company granted 2,787,000 stock options to officers, directors, employees and consultants at an exercise price of C$0.175 with an expiry date of May 19, 2025. The weighted average fair value of the stock options granted was estimated at C$0.10 per stock option at the grant date using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.37%; an expected volatility of 67.3%; an expected life of 5 years; a forfeiture rate of zero; an expected dividend of zero; and an exchange rate of $1/C$ 1.389.

In May 2019, the Company granted 2,395,000 stock options to officers, employees, directors and other eligible persons at an exercise price of C$0.23 with an expiry date of May 23, 2024. The weighted average fair value of the options granted was estimated at C$0.12 per option at the grant date using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 1.57%; an expected volatility of 62.6%; an expected life of 5 years; a forfeiture rate of zero; an expected dividend of zero; and an exchange rate of $1/C$ 1.348.

11.	ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2020	2019
Salaries and benefits	$893,930	$932,070
Consulting and professional fees	179,249	394,747
Corporate administration	237,800	319,118
Depreciation of property, plant and equipment	2,316	3,703
Depreciation of right-of-use assets	37,212	40,857
Share-based compensation	233,386	252,790
	$1,583,893	$1,943,285

Page | 31

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

12.	FINANCE COSTS

		Year ended December 31,
	Note	2020	2019
Interest expense on operating lease obligations		$7,625	$9,734
Interest expense on loans payable	6	101,382
		$109,007	$9,734

13.	DISCONTINUED OPERATIONS

In October 2019, the Company sold its Kyzyl Ompul project located in Kyrgyzstan, see Note 5. The Company’s operations in Kyrgyzstan represented a separate geographical segment and accordingly the Company has presented these operations as discontinued operations for year ended December 31, 2019.

Year ended December 31, 2019
Administrative expenses	$41,176
Foreign exchange loss	1,080,330
Reversal of deferred income tax liabilities on impairment of exploration and evaluation assets	(999,597)
Impairment of exploration and evaluation assets	4,140,444
Gain on sale of UrAsia	(499,173)
Net loss from discontinued operations	$3,763,180

Page | 32

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

14.	RELATED PARTY TRANSACTIONS AND BALANCES

14.1	Related party transactions

During the year ended December 31, 2020, the Company recorded related party transactions with management including:

●	The issuance of 1,525,000 common shares to executive management of the Company to settle employee remuneration.

●	The receipt of $195,297 from a company controlled by the Corporate Secretary of the Company, see Note 6. During the year ended December 31, 2020, the Company recorded interest expense of $3,873 in relation to this loan. In December 2020, the Company repaid all principal and interest totaling $199,170.

During the year ended December 31, 2019, the Company recorded related party transactions with management including:

●	The issuance of 800,000 common shares to executive management of the Company to settle employee remuneration.

14.2	Key management personnel compensation

The remuneration of the Company’s directors and other key management personnel, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consisted of the following:

	Year ended December 31,
	2020	2019
Salaries and benefits *	$878,364	$837,365
Consulting and professional fees	162,620	161,881
Share-based compensation	172,724	207,595
	$1,213,708	$1,206,841

*	Salaries and benefits are included in administrative expenses (Note 11) and exploration and evaluation assets (Note 5).

Page | 33

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

14.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

14.3	Related party liabilities

		As at December 31,
		2020	2019
	Salary and expense
Chief Executive Officer	reimbursement	$12,952	$156,148
Chief Operating Officer	Expense reimbursement		1,673
Chief Financial Officer	Expense reimbursement	1,647	721
Director	Director fees		8,750
Former Chief Executive Officer	Severance pay	115,000	170,000
		$129,599	$337,292

The Company has entered into a severance agreement, as amended, with the former Chief Executive Officer of the Company. During the year ended December 31, 2020 and 2019, the Company paid the former Chief Executive Officer $55,000 and $60,000, respectively, towards the outstanding balance. Of the $115,000 severance payment remaining, the Company has classified $60,000 as current and $55,000 as non-current as at December 31, 2020. As at December 31, 2019, $100,000 was classified as current and $70,000 as non-current.

Page | 34

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

15.1	Categories of financial instruments

Financial instruments are classified into one of the following categories: FVTPL; FVTOCI; or, at amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

	As at December 31,
Financial assets	2020	2019
Amortized cost
Cash	$2,400,060	$184,447
Restricted cash	952,472	22,716
	$3,352,532	$207,163

	As at December 31,
Financial liabilities	2020	2019
Amortized cost
Trade and other payables	$580,904	$863,864
Loans payable	101,284
Decommissioning liabilities	267,807	251,550
Lease obligations	79,209	115,459

Fair value through profit or loss
Warrant liabilities	1,960,499	265,029
	$2,989,703	$1,495,902

Page | 35

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

15.2	Fair value

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value.

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

The fair value of the Company’s warrant liabilities is recorded at fair value using Level 3 of the fair value hierarchy. The carrying value of the warrant liabilities is determined using the Black-Scholes option pricing model.

The carrying values of cash, trade and other payables and loans payable approximate their fair values because of the short-term nature of these financial instruments and are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

The carrying values of restricted cash, decommissioning liabilities, and lease obligations approximate their fair values as they are measured at amortized cost and discounted using appropriate rates.

Page | 36

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

15.3	Financial risk management objectives and policies

The financial risk arising from the Company’s operations are market risk, credit risk, and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management of the Company manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner. During the year ended December 31, 2020, there were no significant changes in the Company’s financial risk management objectives and policies. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Market risk

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to changes in market factors. Market risk comprises three types of risks: currency risk, price risk and interest rate risk:

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company is exposed to currency risk through financial assets and liabilities denominated in currencies other than the United States Dollar. Management believes the currency risk related to currency conversions is minimal and therefore, does not hedge its currency risk.

Price risk

Price risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The Company is exposed to the risk of fluctuations in prevailing market prices for its uranium products. However, as the Company is currently an exploration and development stage company, the risk is insignificant.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions is subject to a floating rate of interest. The interest rate risk on cash is not significant.

Page | 37

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

15.3	Financial risk management objectives and policies (Continued)

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk associated with its cash and restricted cash. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and restricted cash.

The Company’s credit risk on cash arises from default of the counterparty. The Company limits its exposure to counterparty credit risk on cash by only dealing with financial institutions with high credit ratings.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash, access to financing facilities or access to cash generating opportunities, such as the liquidation of non-core and redundant assets to meet expected expenditures. The Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including capital deployment, progress on permitting, results from the exploration and development of its properties and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

The Company’s current and expected remaining contractual maturities for its financial liabilities with agreed repayment periods are presented below. The table includes the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to satisfy the liabilities.

As at December 31, 2020	1-3 months	3 months- 1 year	1-5 years	Total
Trade and other payables	$480,904	$45,000	$55,000	$580,904
Loans payable		100,625		100,625
Lease obligations	11,526	35,708	77,292	124,526
	$492,430	$181,333	$132,292	$806,055

Page | 38

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

16.	CAPITAL RISK MANAGEMENT

The Company’s capital risk management objectives are established to safeguard the Company’s ability to continue as a going concern to support the Company’s exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to fund its activities and there can be no guarantee that external financing will be available at terms acceptable to the Company. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets. To facilitate management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including capital deployment, progress on permitting, results from the exploration and development of its properties and general industry conditions. The annual and updated budgets are approved by the Board of Directors. During the year ended December 31, 2020, there were no significant changes in the processes used by the Company or in the Company’s objectives and policies for managing its capital. The Company is not subject to any externally imposed capital requirements.

As at December 31, 2020, the Company’s capital structure consists of its equity, see Note 9, and loans payable, see Note 6.

Page | 39

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

17.	COMMITMENTS

	Within 1 year	2-4 years	Over 4 years	Total
Annual license payments*	$433,067	$460,418	$1,630,706	$2,524,191
Centennial option agreement **			3,165,000	3,165,000
Dewey Burdock option agreements	62,500	390,000	1,441,250	1,893,750
	$495,567	$850,418	$6,236,956	$7,582,941

*	annual license payments include lease and mineral claim payments.

**	the contingent payments are payable upon receipt of regulatory permits and licenses allowing uranium production on the area of the Centennial Project pertaining to these uranium interests. Further, since the required licenses and permits were not received by September 27, 2019, the uranium rights, at the option of the seller, can be transferred back to the seller. The Company is attempting to renegotiate the Centennial Project option agreement.

Certain of the Company’s commitments may provide the Company with the ability to avoid funding those commitments; however, the Company discloses the contractual maturities of the Company’s commitments based on management’s intent.

Page | 40

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2020, the Company completed the following non-cash investing and financing activities:

●	Issued 2,523,754 common shares to settle $300,008 owing pursuant to the Company’s ESPP;

●	Issued 466,432 common shares to settle $55,000 owing pursuant to the Company’s DSA;

●	Issued 1,750,000 common shares to settle $267,845 of outstanding employee remuneration;

●	Issued 200,000 common shares to settle $25,843 of trade and other payables;

●	Issued 5,466,665 share purchase warrants valued at $325,235 as part of the April 2020 financing;

●	Issued 15,000,000 share purchase warrants valued at $1,065,248 as part of the December 2020 financing; and

●	No cash interest or income taxes were paid.

During the year ended December 31, 2019, the Company completed the following non-cash investing and financing activities:

●	Issued 1,380,521 common shares to settle $231,424 owing pursuant to the Company’s ESPP;

●	Issued 323,553 common shares to settle $55,001 owing pursuant to the Company’s DSA;

●	Issued 900,000 common shares to settle $170,068 of outstanding employee remuneration;

●	Issued 6,553,022 share purchase warrants valued at $378,506 as part of the March 2019 financing; and

●	No cash interest or income taxes were paid.

Page | 41

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

19.	NON-CONTROLLING INTEREST

As at January 1, 2019, the Company held a 70.0% interest in UrAsia. On May 23, 2019, the Company acquired an additional 23.1% interest from two minority shareholders for a nominal cost giving the Company a 93.1% interest in UrAsia. In October 2019, the Company sold its 93.1% interest in UrAsia, see Note 5.

Changes in the Company’s non-controlling interest for the year ended December 31, 2019 were as follows:

Year ended December 31,
2019

Balance, beginning of year	$(494,477)
Non-controlling interest adjustment on acquisition of 23.1% of UrAsia	753,411
Non-controlling interest share of net loss	(273,923)
Non-controlling interest from other comprehensive income	14,989
Balance, end of year	$

Set out below is the summarized financial information for 100% of UrAsia’s net assets (liabilities), total comprehensive income (loss) and cash flows. The information is presented before considering inter-company consolidation and elimination adjustments.

As at September 30,
2019
Current
Assets	$841
Liabilities	(338,169)
Total current net liabilities	(337,328)
Non-current
Assets	30,405
Liabilities
Total non-current net assets	30,405
Net assets (liabilities)	$(306,923)

*	September 30, 2019 financial information is presented above, being the assets and liabilities sold.

Page | 42

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

19.	NON-CONTROLLING INTEREST (Continued)

Period ended
September 30,
2019
Net loss before tax	$(3,763,180)
Deferred income tax expense	(16,238)
Net loss	(3,779,418)
Other comprehensive income	863,092
Total other comprehensive loss	$(2,916,326)

*	Nine months ended September 30, 2019 financial information is presented above, being the loss for the period prior to the sale of UrAsia.

Period ended
September 30,
2019

Net cash used in operating activities	$(228,218)
Net cash generated from investing activities
Net cash generated from financing activities	99,700
Decrease in cash	(128,518)
Cash, beginning of period	129,395
Effect of foreign exchange rate changes on cash	(36)
Cash, end of period	$841

*	Nine months ended September 30, 2019 financial information is presented above, being the cash flows for the period prior to the sale of UrAsia.

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AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

20.	DEFERRED INCOME TAX

20.1	Deferred income tax

Taxation on profits or losses has been calculated on the estimated assessable profits or losses for the year at the rates of taxation prevailing in the jurisdictions in which the Company operates.

20.2	Deferred income tax expenses

	Year ended December 31,
	2020	2019

Net loss before income tax	$1,976,077	$4,096,816
Statutory tax rate	27%	27%
Deferred income tax recovery based on statutory rate	$534,000	$1,106,000
Effect of different tax rates applicable in foreign jurisdictions	(9,000)	(163,000)
Effect of disposition of subsidiary		(346,000)
Unrecognized deferred tax assets	(617,000)	(270,000)
Effect of non-deductible expenses and non taxable revenue and other	(73,000)	(205,000)
Deferred income tax (expense) recovery	$(165,000)	$122,000

20.3	Deferred tax balances

The Company’s deferred tax liabilities consist of the following amounts:

	As at December 31,
	2020	2019
Exploration and evaluation assets	$3,277,193	$3,112,193
Deferred tax liabilities	$3,277,193	$3,112,193

As at December 31, 2020 and 2019, the Company has not recognized any deferred tax assets.

Page | 44

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

20.	DEFERRED INCOME TAX (Continued)

20.3	Deferred tax balances (Continued)

Changes in the Company’s deferred tax liabilities for the years ended December 31, 2020 and 2019 were as follows:

	Year ended December 31,
	2020	2019
Opening balance	$3,112,193	$4,233,790
Reversal of deferred income tax on inter-company loans		(999,597)
Deferred income tax expense (recovery)	165,000	(122,000)
Deferred tax liabilities	$3,277,193	$3,112,193

20.4	Unrecognized deductible temporary differences and unused tax losses

The Company’s deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following tax affected amounts:

	As at December 31,
	2020	2019
Non-capital losses	$4,386,000	$3,812,000
Deductible temporary differences	118,000	44,000
Total unrecognized amounts	$4,504,000	$3,856,000

As at December 31, 2020 and 2019, the Company had unrecognized deferred tax assets attributable to deductible temporary differences of $117,000 and $44,000, respectively, which are primarily related to value added tax receivables and certain deferred payments not being recognized.

The deferred tax assets related to the temporary differences and non-capital losses were not recognized as their recoverability was not considered to be probable.

Corporate taxpayers in the USA that generate a loss in a taxable year beginning after December 31, 2017, will be able to carry forward the non-operating losses indefinitely but utilization will be subject to an annual deduction limitation of 80 percent of taxable income. The losses will not be allowed to be carried back.

Page | 45

AZARGA URANIUM CORP.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in U.S. Dollars)

20.	DEFERRED INCOME TAX (Continued)

20.5	Expiry dates

The expiry dates of the Company’s unused tax losses are as follows:

	As at December 31, 2020
Non-capital losses
United States	$8,509,000	2027 to indefinite
Canada	9,567,000	2027 to 2040
Hong Kong	641,000	Indefinite
	$18,717,000

21.	SUBSEQUENT EVENT

In January 2021, the Company issued 440,283 common shares to settle $84,377 owing pursuant to the Company’s ESPP and 71,747 common shares to settle $13,750 owing pursuant to the Company’s DSA.

Page | 46

Schedule “B”

Unaudited Interim Financial Statements of Azarga

Azarga Uranium Corp.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

Notice to Reader

These condensed consolidated interim financial statements of Azarga Uranium Corp. have been prepared by management and approved by the Audit Committee of the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these condensed consolidated interim financial statements, notes to the financial statements or the related quarterly Management’s Discussion and Analysis.

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Corporate information and going concern	5
2.	Basis of presentation	6
3.	Summary of significant accounting policies	7
4.	Segmented information	7
5.	Exploration and evaluation assets	8
6.	Loan payable	8
7.	Warrant liabilities	9
8.	Equity	9
9.	Share option reserve	12
10.	Administrative expenses	13
11.	Related party transactions and balances	14
12.	Financial instruments and risk management	15
13.	Commitments	17
14.	Supplemental cash flow information	18
15.	Subsequent events	18
16.	Proposed transaction	19

AZARGA URANIUM CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in U.S. Dollars)

		Asat
	Notes	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash		$2,346,949	$2,400,060
Other assets		89,516	59,499
Total current assets		2,436,465	2,459,559

Non-current assets
Restricted cash		720,020	952,472
Exploration and evaluation assets	5	43,785,180	42,621,402
Property, plant and equipment		63,525	65,261
Right-of-use assets		52,619	74,145
Total non-current assets		44,621,344	43,713,280
Total assets		$47,057,809	$46,172,839

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		$301,668	$525,904
Loan payable	6		101,284
Lease obligations		15,661	15,661
Total current liabilities		317,329	642,849

Non-current liabilities
Trade and other payables		10,000	55,000
Deferred income tax liabilities		3,277,193	3,277,193
Decommissioning liabilities		267,807	267,807
Lease obligations		41,614	63,548
Warrant liabilities	7	5,660,723	1,960,499
Total non-current liabilities		9,257,337	5,624,047
Total liabilities		9,574,666	6,266,896

Equity
Common shares	8	70,291,969	64,899,866
Contributed surplus	8	854,209	1,127,178
Share option reserve	9	2,877,530	3,008,477
Accumulated deficit		(36,540,565)	(29,129,578)
Total equity		37,483,143	39,905,943
Total liabilities and equity		$46,172,839	$47,057,809
Corporate information and going concern	1
Subsequent events	15
Proposed transaction	16

Approved by the Board of Directors of the Company:

“Joseph L. Havlin”, Director	“Matthew O’Kane”, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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AZARGA URANIUM CORP.

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Unaudited - Expressed in U.S. Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
Administrative expenses	10	$(476,094)	$(329,273)	$(1,443,435)	$(1,138,135)
Foreign exchange (loss) gain		136,500	(6,890)	103,434	7,373
Loss from operations		(339,594)	(336,163)	(1,340,001)	(1,130,762)
Finance costs		(1,117)	(28,315)	(3,991)	(44,191)
Gain on forgiveness of loan	6			101,532
Unrealized (loss) gain on warrant liabilities	7	(6,453,505)	(102,645)	(6,168,527)	40,174
Net loss and other comprehensive loss		$(6,794,216)	$(467,123)	$(7,410,987)	$(1,134,779)
Basic and diluted loss per share		$(0.03)	$(0.00)	$(0.03)	$(0.01)
Weighted average number of common shares outstanding		238,080,935	200,080,285	233,906,868	193,838,647

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 2

AZARGA URANIUM CORP.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in U.S. Dollars)

	Number of shares	Common shares	Contributed surplus	Share option reserve	Accumulated deficit	Total equity
Balances, December 31, 2020	231,645,445	$64,899,866	$1,127,178	$3,008,477	$(29,129,578)	$39,905,943
Issuance of shares on exercise of warrants	8,002,468	4,077,187				4,077,187
Issuance of shares on exercise of options	2,937,166	772,983		(447,338)		325,645
Issuance of shares to settle employee remuneration	1,405,000	264,844	(264,844)
Issuance of shares to settle ESPP	1,238,413	253,131	(253,131)
Issuance of shares to settle DSA	120,065	23,958	(23,958)
Compensation to be settled by equity			268,964			268,964
Share-based compensation				316,391		316,391
Net loss and other comprehensive loss for the period					(7,410,987)	(7,410,987)
Balances, September 30, 2021	245,348,557	$70,291,969	$854,209	$2,877,530	$(36,540,565)	$37,483,143

	Number of shares	Common shares	Contributed surplus	Share option reserve	Accumulated deficit	Total equity
Balances, December 31, 2019	185,543,926	$60,303,924	$1,117,679	$2,809,429	$(26,988,501)	$37,242,531
Issuance of shares for private placement	10,933,333	816,383				816,383
Issuance of shares to settle employee remuneration	1,750,000	267,845	(267,845)
Issuance of shares to settle trade and other payables	200,000	25,843				25,843
Issuance of shares to settle ESPP	1,946,575	215,631	(215,631)
Issuance of shares to settle DSA	372,375	41,250	(41,250)
Compensation to be settled by equity			269,381			269,381
Share-based compensation				197,874		197,874
Net loss and other comprehensive loss for the period					(1,134,779)	(1,134,779)
Balances, September 30, 2020	200,746,209	$61,670,876	$862,334	$3,007,303	$(28,123,280)	$37,417,233

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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AZARGA URANIUM CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in U.S. Dollars)

		Nine months ended September 30,
	Notes	2021	2020
OPERATING ACTIVITIES
Net loss for the period		$(7,410,987)	$(1,134,779)
Adjustments for:
Depreciation	10	23,262	31,773
Share-based compensation	9	316,391	197,874
Gain on forgiveness of loan	6	(101,532)
Unrealized loss (gain) on warrant liabilities	7	6,168,527	(40,174)
Equity compensation expense	8	268,964	269,381
Finance costs		3,991	44,191
Unrealized foreign exchange loss (gain)		(101,998)	14,227
Operating cash flows before changes in non-cash working capital items		(833,382)	(617,507)
Change in other assets		(30,017)	(32,094)
Change in trade and other payables		(294,913)	(188,987)
Net cash used in operating activities		(1,158,312)	(838,588)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets, net	5	(1,163,778)	(824,420)
Restricted cash		232,452	(929,733)
Net cash used in investing activities		(931,326)	(1,754,153)

FINANCING ACTIVITIES
Private placement			1,165,998
Share issue costs
Exercise of warrants	8	1,713,867	(24,380)
Exercise of options	8	325,645
Loan proceeds			1,445,714
Net cash generated by financing activities		2,039,512	2,587,332
Effect of foreign exchange rate changes on cash		(2,985)	1,984
Decrease in cash for the period		(53,111)	(3,425)
Cash, beginning of period		2,400,060	184,447
Cash, end of period		$2,346,949	$181,022
Supplemental cash flow information, see Note 14

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

1.	CORPORATE INFORMATION AND GOING CONCERN

Azarga Uranium Corp. (“Azarga Uranium”) was incorporated on February 10, 1984 under the laws of the Province of British Columbia, Canada. Azarga Uranium’s common shares are publicly traded on the Toronto Stock Exchange (“TSX”) (Symbol: AZZ), the Frankfurt Stock Exchange (Symbol: P8AA), and the OTCQB Venture Market (Symbol: AZZUF). Azarga Uranium, together with its subsidiaries (collectively referred to as the “Company”), is an integrated uranium exploration and development company.

The Company controls uranium properties located in the United States of America (“USA”) with a primary focus of developing in-situ recovery uranium projects. The Company’s Dewey Burdock Project, located in South Dakota, USA, is the Company’s initial development priority. The Company also owns uranium projects in Wyoming, Colorado, and Utah.

The Company’s corporate and registered and records office address is Unit 1- 15782 Marine Drive, White Rock, BC, V4B 1E6.

In September 2021, the Company entered into a definitive agreement with encore Energy Corp. (“encore”) whereby encore will acquire all of the issued and outstanding common shares of Azarga Uranium pursuant to a court-approved plan of arrangement (Note 16).

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they fall due. To date, the Company has not generated revenues from operations and is currently in the exploration and development stage. As at September 30, 2021, the Company had working capital of $2,119,136 and an accumulated deficit of $36,540,565 and will continue incurring losses for the foreseeable future. Additional funding will be required by the Company to complete its strategic objectives and continue as a going concern. There is no certainty that additional financing, at terms that are acceptable to the Company, will be available. The Company has successfully raised financing in the past and will continue to assess available alternatives; however, there is no assurance that the Company will be able to raise additional funds in the future. These material uncertainties cast significant doubt on the Company’s ability to continue as a going concern.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, has adversely affected workforces, economies, and financial markets globally. To date, this pandemic has had a limited impact on the Company’s operations as the Company has continued to advance its business objectives and raise capital. However, it is not possible for the Company to ultimately predict the duration or magnitude of the adverse impacts of the outbreak and its effects on the Company’s business or ability to raise funds.

These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

Page | 5

AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

2.	BASIS OF PRESENTATION

2.1	Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee.

These condensed consolidated interim financial statements for the nine months ended September 30, 2021 were approved and authorized for issue by the Company’s Audit Committee on November 10, 2021.

2.2	Basis of presentation

These condensed consolidated interim financial statements do not include all of the disclosures required for annual financial statements, and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments, which are measured at fair value. The Company’s financial instruments are further disclosed in Note 12 of these condensed consolidated interim financial statements.

2.3	Presentation currency

These condensed consolidated interim financial statements are presented in United States Dollars, unless otherwise indicated. All references to $ refer to the United States Dollar and all references to C$ refer to the Canadian Dollar.

The functional currency of each entity is determined by the currency of the primary economic environment in which the entity operates. The functional currency of each entity is the United States Dollar.

2.4	Significant accounting judgments and estimates

Information about judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are included in Note 2.4 to the Company’s December 31, 2020 consolidated annual financial statements. There were no material changes to the significant accounting judgments and estimates from December 31, 2020.

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Significant accounting policies

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended December 31, 2020.

3.2	New standards, interpretations and amendments not yet effective

There have been no recent IFRS accounting pronouncements with respect to new standards, interpretations and amendments during the nine months ended September 30, 2021, as compared to the recent accounting pronouncements described under Note 3.19 in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020, which are of potential significance to the Company.

4.	SEGMENTED INFORMATION

The Company operates in one business and geographical segment being the exploration and development of uranium properties in the USA. Total assets attributable to the geographical location relate primarily to exploration and evaluation assets which are disclosed in Note 5.

Page | 7

AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

5.	EXPLORATION AND EVALUATION ASSETS

	South Dakota	Wyoming			Colorado	Utah
	Dewey Burdock	Gas Hills	Juniper Ridge	Other	JB	Ticaboo	Total
Balance, December 31, 2020	$28,391,463	$9,065,709	$2,857,655	$1,291,696	$471,600	$543,279	$42,621,402
Salaries and consulting	433,481	147,296	19,295	67,949	10,833	19,025	697,879
License fees	204,712	104,580	23,718	118,035	11,006	5,848	467,899
Recoveries						(2,000)	(2,000)
Balance, September 30, 2021	$29,029,656	$9,317,585	$2,900,668	$1,477,680	$493,439	$566,152	$43,785,180

Details on the Company’s exploration and evaluation assets are found in Note 5 of the December 31, 2020 consolidated financial statements.

6.	LOAN PAYABLE

In May 2020, the Company received a loan under the USA Payroll Protection Plan (“PPP”) of $100,625 that bore interest at 1% per annum and matured May 3, 2022. During the nine months ended September 30, 2021 and 2020, the Company recorded interest expense of $248 and $405, respectively.

In accordance with the terms of the PPP, the Company applied for forgiveness of the principal and interest in November 2020 and received confirmation that it had been forgiven in June 2021. Accordingly, during the nine months ended September 30, 2021, the Company recorded a gain on forgiveness of loan of $101,532.

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

7.	WARRANT LIABILITIES

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Balance, beginning of period	$1,703,168	$453,160	$1,960,499	$265,029
Issuance of warrants				325,235
Exercise of warrants	(2,337,466)		(2,363,320)
Unrealized loss (gain) on revaluation	6,453,505	102,645	6,168,527	(40,174)
Currency translation effect	(158,484)	11,938	(104,983)	17,653
Balance, end of period	$5,660,723	$567,743	$5,660,723	$567,743

Warrant liabilities were revalued as at September 30, 2021 using the Black-Scholes option pricing model with the following assumptions: a risk free interest rate of 0.52; an expected volatility of 107.5%; an expected life of 1 year; a forfeiture rate of zero; an expected dividend of zero; and an exchange rate of $1/C$ 1.2741.

8.	EQUITY

8.1	Authorized share capital

The Company has authorized the issuance of an unlimited number of common and preferred shares with no par value. As at September 30, 2021 and December 31, 2020, the Company had 245,348,557 and 231,645,445 common shares outstanding, respectively, and no preferred shares were outstanding.

8.2	Issued share capital

During the nine months ended September 30, 2021, the Company completed the following equity transactions:

●	In July 2021, the Company issued 1,405,000 common shares to settle $264,844 of outstanding employee remuneration.

●	The Company issued 8,002,468 common shares on the exercise of share purchase warrants for gross proceeds of $1,713,867. On exercise, the Company recorded an allocation of $2,363,320 from warrant liability to common shares.

Page | 9

AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

8.	EQUITY (Continued)

8.2	Issued share capital (Continued)

●	The Company issued 2,937,166 common shares on the exercise of stock options for gross proceeds of $325,645. On exercise, the Company recorded an allocation of $447,338 from share option reserve to common shares.

●

The Company issued 1,238,413 common shares to settle $253,131 owing pursuantto the Company’s employee share purchase plan (“ESPP”) and 120,065 common shares to settle $23,958 owing pursuant to the Company’s director services agreements (“DSA”).

8.3	Share purchase warrants

The continuity of share purchase warrants for the nine months ended September 30, 2021 is as follows:

Expiry date	Exercise price C$	Balance, December 31, 2020	Issued	Exercised	Expired	Balance, September 30, 2021
March 20, 2022	$0.31	6,553,022		(260,869)		6,292,153
December 31, 2022	$0.28	15,000,000		(6,809,600)		8,190,400
April 17, 2023	$0.20	5,438,665		(931,999)		4,506,666
		26,991,687		(8,002,468)		18,989,219
Weighted average exercise price (C$)		$0.27	$	$0.27	$	$0.27

As at September 30, 2021, all share purchase warrants were exercisable.

The weighted average remaining contractual life is 1.06 years.

Page | 10

AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

8.	EQUITY (Continued)

8.4	Equity settled compensation arrangements

ESPP

In 2015, the Company adopted an ESPP, as amended. The Company is authorized to issue up to 12,000,000 common shares pursuant to the terms and conditions of the ESPP. Employees, who elect to participate in the ESPP, can contribute up to 50% of their salary (the “Employee Contribution”). The Company will then match 66.67% of the Employee’s Contribution (the “Matching Contribution”). The purchase price of the common shares is calculated based on the five-day volume weighted average trading price of the common shares on the TSX immediately preceding the end of each calendar quarter. The Employee Contribution and the Matching Contribution are expensed in the period in which they are incurred with the offsetting amount being recorded in contributed surplus until the common shares are issued.

For the three and nine months ended September 30, 2021, Employee Contributions totaled $50,625 and $151,875, respectively, and Matching Contributions totaled $33,752 and $101,256, respectively. For the three and nine months ended September 30, 2020, Employee Contributions totaled $50,625 and $136,875, respectively, and Matching Contributions totaled $33,752 and $91,256, respectively. As at September 30, 2021, a cumulative total of 8,824,857 common shares have been issued pursuant to the ESPP. Subsequent to September 30, 2021, the Company issued 172,008 common shares pursuantto the ESPP, see Note 15.

DSA

In 2015, the Company adopted the DSA, as amended. The Company is authorized to issue up to 3,500,000 common shares pursuant to the terms and conditions of the DSA. Directors who electto participate in the DSA contribute 50% of their director fee/salary to the ESPP and the remaining 50% of their director fee/salary is settled through the payment of cash or by the issuance of common shares in accordance with the DSA. The purchase price of the common shares is calculated based on the five-day volume weighted average trading price of the common shares on the TSX immediately preceding the end of each calendar quarter. Amounts settled in accordance with the DSA are expensed in the period in which they are incurred with the offsetting amount being recorded in contributed surplus until the common shares are issued.

For the three and nine months ended September 30, 2021, $5,625 and $15,833, respectively, were expensed under the DSA. For the three and nine months ended September 30, 2020, $13,750 and $41,250, respectively, were expensed under the DSA. As at September 30, 2021, a cumulative total of 2,143,091 common shares had been issued pursuant to the DSA. Subsequentto September 30, 2021, the Company issued 11,467 common shares pursuantto the DSA, see Note 15.

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

9.	SHARE OPTION RESERVE

9.1	Stock option plan

The Company has a rolling stock option plan, which permits the Board of Directors of the Company to grant stock options for up to 10% of the outstanding common shares of the Company. The exercise price of an option shall not be less than the discounted market price at the time of granting as prescribed by the policies of the TSX. The maximum term of the stock options is ten years from the grant date. Vesting terms are at the discretion of the Board of Directors.

9.2	Stock option continuity

The continuity of stock options for the nine months ended September 30, 2021 is as follows:

	Exercise price	Balance, December 31,			Expired/	Balance, September 30,
Expiry date	C$	2020	Issued	Exercised	Forfeited	2021
May 19, 2021	$0.36	1,110,000			(1,110,000)
May 16, 2022	$0.32	1,975,000		(395,000)		1,580,000
August 22, 2023	$0.24	3,662,500		(352,500)		3,310,000
May 23, 2024	$0.23	2,395,000		(190,000)		2,205,000
May 19, 2025	$0.175	2,787,000		(13,000)		2,774,000
May 13, 2026	$0.30		3,429,375	(6,666)		3,422,709
March 14, 2027	$0.075	4,280,000		(1,980,000)		2,300,000
		16,209,500	3,429,375	(2,937,166)	(1,110,000)	15,591,709
Weighted average exercise price (C$)		$0.20	$0.30	$0.14	$0.36	$0.22

As at September 30, 2021, 12,376,458 stock options were exercisable.

The weighted average remaining contractual life is 3.30 years.

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

9.	SHARE OPTION RESERVE (Continued)

9.3	Share-based compensation

During the three and nine months ended September 30, 2021, the Company recognized share-based compensation expense of $68,949 and $316,391, respectively.

During the three and nine months ended September 30, 2020, the Company recognized share-based compensation expense of $41,538 and $197,874, respectively.

In May 2021, the Company granted 3,429,375 stock options to officers, employees, directors and other eligible persons at an exercise price of C$0.30 with an expiry date of May 13, 2026. The weighted average fair value of the stock options granted was estimated at C$0.17 per stock option at the grant date using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.76%; an expected volatility of 71.3%; an expected life of 5 years; a forfeiture rate of zero; an expected dividend of zero; and an exchange rate of $/C$ 1.2150.

10.	ADMINISTRATIVE EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries and benefits	$177,745	$162,471	$546,377	$489,677
Consulting and professional fees	68,799	64,705	159,531	196,473
Corporate administration	152,846	51,589	397,874	222,338
Depreciation of property, plant and equipment	579	579	1,736	1,737
Depreciation of right-of-use assets	7,176	8,391	21,526	30,036
Share-based compensation	68,949	41,538	316,391	197,874
	$476,094	$329,273	$1,443,435	$1,138,135

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

11.	RELATED PARTY TRANSACTIONS AND BALANCES

11.1	Key management personnel compensation

The remuneration of the Company’s directors and other key management personnel, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries and benefits *	$179,168	$169,181	$524,171	$507,500
Consulting and professional fees	33,744	32,938	102,662	98,526
Share-based compensation	55,440	30,615	253,187	177,249
	$268,352	$232,734	$880,020	$783,275

*	Salaries and benefits are included in administrative expenses (Note 10) and exploration and evaluation assets (Note 5).

11.2	Related party liabilities

			As at
			September 30, 2021	December 31, 2020
Chief Executive Officer	Expense reimbursement	$		$12,952
Chief Financial Officer	Expense reimbursement		1,199	1,647
Former Chief Executive Officer	Severance pay		70,000	115,000
			$71,199	$129,599

All amounts are included in trade and other payables

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

12.1	Categories of financial instruments

Financial instruments are classified into one of the following categories: fair value through profit or loss (“FVTPL”); fair value through other comprehensive income (“FVTOCI”); or, at amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

	As at
Financial assets	September 30, 2021	December 31, 2020
Amortized cost
Cash	$2,346,949	$2,400,060
Restricted cash	720,020	952,472
	$3,066,969	$3,352,532

	As at
	September 30,	December 31,
Financial liabilities	2021	2020
Amortized cost
Trade and other payables	$311,668	$580,904
Loan payable		101,284
Decommissioning liabilities	267,807	267,807
Lease obligations	57,275	79,209

Fair value through profit or loss
Warrant liabilities	5,660,723	1,960,499
	$6,297,473	$2,989,703

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

12.2	Fair value

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value.

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

The fair value of the Company’s warrant liabilities is recorded at fair value using Level 3 of the fair value hierarchy. The carrying value of the warrant liabilities is determined using the Black-Scholes option pricing model.

The carrying values of cash, trade and other payables and loan payable approximate their fair values because of the short-term nature of these financial instruments and are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

The carrying values of restricted cash, decommissioning liabilities and lease obligations approximate their fair values as they are measured at amortized cost and discounted using appropriate rates.

12.3	Financial risk management objectives and policies

The Company’s risk management objectives and policies are consistent with those disclosed by the Company for the year ended December 31, 2020.

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

13.	COMMITMENTS

	Within 1 year	2-4 years	Over 4 years	Total
Annual license payments *	$467,428	$457,386	$1,616,241	$2,541,055
Centennial option agreement**			3,165,000	3,165,000
Dewey Burdock option agreements	31,250	457,500	1,342,500	1,831,250
	$498,678	$914,886	$6,123,741	$7,537,305

*	annual license payments include lease and mineral claim payments.

**	the contingent payments are payable upon receipt of regulatory permits and licenses allowing uranium production on the area of the Centennial Project pertaining to these uranium interests. Further, since the required licenses and permits were not received by September 27, 2019, the uranium rights, at the option of the seller, can be transferred back to the seller. The Company is attempting to renegotiate the Centennial Project option agreement.

Certain of the Company’s commitments may provide the Company with the ability to avoid funding those commitments; however, the Company discloses the contractual maturities of the Company’s commitments based on management’s intent.

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

During the nine months ended September 30, 2021, the Company completed the following non-cash investing and financing activities:

●	Issued 1,238,413 common shares to settle $253,131 owing pursuant to the Company’s ESPP;

●	Issued 120,065 common shares to settle $23,958 owing pursuant to the Company’s DSA;

●	Issued 1,405,000 common shares to settle $264,844 of outstanding employee remuneration; and

●	No cash interest or income taxes were paid.

During the nine months ended September 30, 2020, the Company completed the following non-cash investing and financing activities:

●	Issued 1,946,575 common shares to settle $215,631 owing pursuant to the Company’s ESPP;

●	Issued 372,375 common shares to settle $41,250 owing pursuant to the Company’s DSA;

●	Issued 1,750,000 common shares to settle $267,845 of outstanding employee remuneration;

●	Issued 200,000 common shares to settle $25,843 of trade and other payables;

●	Issued 5,466,665 share purchase warrants valued at $325,235 as part of the April 2020 financing; and

●	No cash interest or income taxes were paid.

15.	SUBSEQUENT EVENTS

Subsequent to September 30, 2021, the Company:

●	issued 172,008 common shares to settle $84,377 owing pursuant to the Company’s ESPP and 11,467 common shares to settle $5,625 owing pursuant to the Company’s DSA;

●	issued 210,000 common shares on the exercise of stock options for gross proceeds of C$64,800; and

●	issued 7,543,964 common shares on the exercise of share purchase warrants for gross proceeds of C$2,157,156.

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AZARGA URANIUM CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Unaudited - Expressed in U.S. Dollars)

16.	PROPOSED TRANSACTION

On September 7, 2021, the Company entered into a definitive agreement with encore whereby encore will acquire all of the issued and outstanding common shares of Azarga Uranium pursuant to a court-approved plan of arrangement (the “Transaction”).

Under the terms of the agreement, Azarga Uranium shareholders will receive 0.375 common shares of encore for each Azarga Uranium common share held (the “Exchange Ratio”). The Exchange Ratio implied consideration of C$0.71 per Azarga Uranium common share based on the closing price of the encore common shares on the TSX Venture Exchange on September 3, 2021.

Additionally, the Exchange Ratio will be subject to an adjustment mechanism at the closing of the Transaction (the “Closing Exchange Ratio”). The Closing Exchange Ratio shall be equal to the greater of: (i) the Exchange Ratio; or (ii) an exchange ratio calculated as C$0.54 divided by enCore’s 15-day volume weighted average price prior to the closing of the Transaction, subject to a maximum Closing Exchange Ratio of 0.49 common shares of encore for each share of Azarga Uranium outstanding.

Pursuant to the terms of the agreement, all outstanding and unexercised warrants and stock options to purchase common shares of Azarga Uranium will be adjusted in accordance with their terms based on the Closing Exchange Ratio.

The agreement includes standard deal protection provisions, including non-solicitation, right-to-match, and fiduciary out provisions, as well as certain representations, covenants and conditions that are customary for a transaction of this nature, along with a termination fee of C$4 million payable to enCore in certain circumstances.

The Azarga Uranium Special Meeting is to be held November 16, 2021.

Closing of the Transaction is subject to the receipt of applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including, without limitation, court and stock exchange approval. Closing of the Transaction is anticipated to occur end of November 2021.

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